Exhibit 99.1

News release

Cenovus reports voting results of annual meeting of shareholders

Calgary, Alberta (May 1, 2024) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) held its annual meeting of shareholders on May 1, 2024. Each matter voted on is described in greater detail in the Corporation’s 2024 Management Information Circular dated March 6, 2024.

Shareholders voted as follows on the matters before the meeting:

Appointment of Auditor PricewaterhouseCoopers LLP, Chartered Professional Accountants, was reappointed as auditor of the Corporation.

Votes for		Votes withheld
Number	Percent	Number	Percent
1,488,986,088	99.65	5,218,342	0.35

Election of Directors Each of the following thirteen nominees proposed by management were elected directors of the Corporation:

Nominee	Votes for		Votes against
	Number	Percent	Number	Percent
Stephen E. Bradley	1,457,070,734	99.83	2,503,482	0.17
Keith M. Casey	1,453,207,929	99.56	6,366,286	0.44
Michael J. Crothers	1,455,760,732	99.74	3,813,485	0.26
James D. Girgulis	1,081,360,201	74.09	378,214,014	25.91
Jane E. Kinney	1,451,313,033	99.43	8,254,047	0.57
Eva L. Kwok	1,397,978,373	95.78	61,587,456	4.22
Melanie A. Little	1,456,542,516	99.79	3,022,565	0.21
Richard J. Marcogliese	1,445,438,842	99.03	14,135,274	0.97
Jonathan M. McKenzie	1,457,327,836	99.85	2,246,379	0.15
Claude Mongeau	1,377,177,335	94.35	82,394,644	5.65
Alexander J. Pourbaix	1,426,261,125	97.72	33,312,853	2.28
Frank J. Sixt	1,173,365,475	80.39	286,208,403	19.61
Rhonda I. Zygocki	1,395,277,673	95.60	64,287,348	4.40

Cenovus welcomes Stephen E. Bradley to the Board of Directors. Mr. Bradley is a Director of CK Asset Holdings Limited, a publicly traded global property investment, development, management and utility infrastructure company, and Power Asset Holdings Limited, a publicly traded global energy investment company.

Cenovus would like to extend its sincere thanks and best wishes to Hal Kvisle and Wayne Shaw, who decided not to stand for re-election. Mr. Kvisle had been a Director of Cenovus since 2018 and Mr. Shaw joined the Board following the Husky transaction in 2021.

Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation An advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes for		Votes against
Number	Percent	Number	Percent
1,427,463,152	97.80	32,183,535	2.20

Shareholder Rights Plan A resolution was passed to amend and reconfirm the Corporation’s shareholder rights plan.

Votes for		Votes against
Number	Percent	Number	Percent
1,409,329,267	96.55	50,316,622	3.45

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

Investors	Media
Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

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